ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-178375
Dated December 7, 2011
Nortek, Inc. (the “issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Investors section of the issuer’s website at www.nortek-inc.com. Alternatively, the Exchange Agent, US Bank National Association, will arrange to send you a prospectus if you request it by calling toll-free 1-800-934-6802.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of Earliest Event Reported): December 15, 2011
Nortek, Inc.
(Exact Name of Registrant as Specified in Its Charter)
Delaware
(State or Other Jurisdiction of Incorporation)

001-34697 (Commission File Number)	05-0314991 (I.R.S. Employer Identification No.)

50 Kennedy Plaza, Providence, Rhode Island (Address of Principal Executive Offices)	02903-2360 (Zip Code)
(401) 751-1600
(Registrant’s Telephone Number, Including Area Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02. DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS
ITEM 7.01 REGULATION FD DISCLOSURE
ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES

ITEM 5.02. DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.
(b) Resignation of Interim Chief Executive Officer
Effective as of December 30, 2011, J. David Smith resigned as Interim Chief Executive Officer of Nortek, Inc. (the “Company”) in connection with the appointment of Michael J. Clarke as the President and Chief Executive Officer of the Company. Under the terms of Mr. Smith’s Interim Chief Executive Officer Agreement, he will receive no termination compensation; however, Mr. Smith will be eligible to receive an annual incentive bonus for 2011, based upon the achievement of performance metrics and pro-rated to reflect Mr. Smith’s period of employment with the Company in 2011. Mr. Smith will remain as a Director of the Company following his resignation.
(c) Appointment of President and Chief Executive Officer
On December 20, 2011, the Company announced that the Board of Directors of the Company (the “Board”) appointed Michael J. Clarke, 57, as the Company’s President and Chief Executive Officer, commencing on December 30, 2011. Mr. Clarke will also serve as a Director of the Company. From January 2006 until his appointment as the Company’s Chief Executive Officer, Mr. Clarke served as President, FlexInfrastructure and Group President of Integrated Network Solutions of Flextronics International, Ltd, a publicly traded provider of design and electronics manufacturing services to original equipment manufacturers. Prior to Mr. Clarke’s position at Flextronics International, he served as a President and General Manager of Sanmina-SCI Corporation, an electronic manufacturing services provider, from October 1999 to December 2005. Previously, Mr. Clarke held senior positions with international companies including Devtek Corporation Ltd., an aerospace, defense, telecommunications and aftermarket automotive company, Hawker Siddeley Group Ltd., an aerospace, defense and industrial company, and Cementation (Pty) Ltd. (Africa), a mining and industrial equipment company. Mr. Clarke has over 25 years of senior executive, business development and hands-on operational experience managing global companies in major industries including electronics, telecommunications, aerospace, defense, automotive and industrial.
In connection with his appointment, the Company and Mr. Clarke entered into an Employment Agreement (the “Employment Agreement”) effective December 30, 2011 (the “Effective Date”), which provides for an initial term of three years, subject to automatic one year renewals thereafter unless terminated by either party in accordance with the terms of the Employment Agreement. Pursuant to the terms of the Employment Agreement, Mr. Clarke is entitled to receive an annual base salary of $925,000 and is eligible for an annual bonus based on the achievement of performance objectives established by the Board or the Compensation Committee of the Board. The target amount of the annual bonus is 100% of Mr. Clarke’s base salary. For 2012, Mr. Clarke will participate in the Nortek, Inc. 2012 Short-Term Cash Incentive Plan for Nortek Executives (under the Nortek, Inc. 2009 Omnibus Incentive Plan), as described below, but his annual bonus payout will be guaranteed at 50% of his base salary. In addition to the annual bonus, Mr. Clarke will be entitled to receive a one-time signing bonus upon commencement of his employment in an amount equal to $500,000. Mr. Clarke will also be entitled to receive a retention bonus in an amount equal to $500,000 on the first anniversary of the Effective Date, generally subject to his remaining employed on this date (the “Retention Bonus”). The Employment Agreement further provides that Mr. Clarke will be entitled to reimbursement of reasonable costs, up to a maximum amount of $150,000, incurred in connection with his relocation to the Providence, Rhode Island area, together with a tax gross-up for any taxes related to such relocation costs.
The Employment Agreement provides that on or as soon as practicable following the Effective Date Mr. Clarke will be granted an option to purchase 200,000 shares of the Company’s common stock under the Company’s 2009 Omnibus Incentive Plan (the “2009 Plan”). The shares subject to the option will vest in 20% installments on each of the first five anniversaries of the date of grant, subject to his remaining employed on each such vesting date. Mr. Clarke will also be granted an award of 50,000 restricted shares of the Company’s common stock under the 2009 Plan that will vest in 20% installments on each of the first five anniversaries of the date of grant, subject to his remaining employed on each such vesting date. In addition, he will be granted an award of 100,000 restricted shares of the Company’s common stock under the 2009 Plan, which will vest in five annual installments subject to the attainment of performance goals to be established by the Board or the Compensation Committee and further subject his remaining employed at the time of each such vesting date. The stock option and time-based restricted share awards will vest in full upon a change in control and the performance-based restricted share award will vest as to 50% of the then unvested shares underlying the award upon such an event.
If Mr. Clarke’s employment is terminated by the Company without “cause” or by him for “good reason” (as such terms are defined in the Employment Agreement), Mr. Clarke will be entitled to receive, subject to the execution of a release of claims and continued compliance with the restrictive covenants contained in the Employment Agreement, base salary and medical benefit continuation (subject to certain conditions) for twenty-four (24) and eighteen (18) months, respectively, and, if such termination occurs prior to the first anniversary of the Effective Date, the Retention Bonus. If Mr. Clarke’s employment is terminated due to his death or disability, he will be entitled to a pro-rata bonus for the year in which such termination occurs, determined based on actual performance, and, if such termination occurs prior to the first anniversary of the Effective Date, subject to the execution of a release of claims, the Retention Bonus. Mr. Clarke will be subject to non-competition and non-solicitation restrictions for a period of twenty-four (24) months following the termination of his employment.

The foregoing summary of the Employment Agreement is subject to, and qualified in its entirety by, the text of the Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.
(d) Election of Director
On December 16, 2011, the Board of Directors of the Company elected Michael J. Clarke as a Director of the Company effective December 30, 2011. Mr. Clarke will serve on no committees of the Board of Directors. The information disclosed under Item 5.02(c) above is incorporated by reference herein.
(e) Compensatory Plan, Contract or Arrangement
The information disclosed under Item 5.02(c) above is incorporated by reference herein.
2012 Short-Term Cash Incentive Plan for Nortek Executives
On December 15, 2011, the Board of Directors of the Company approved, based upon the recommendation of the Board’s Compensation Committee, the Nortek, Inc. 2012 Short-Term Cash Incentive Plan for Nortek Executives (under the Nortek, Inc. 2009 Omnibus Incentive Plan) (the “2012 Plan”). The Board has selected the following named executive officers of the Company for participation in the 2012 Plan: Michael J. Clarke, the Company’s President and Chief Executive Officer, Almon C. Hall, the Company’s Senior Vice President and Chief Financial Officer, Kevin W. Donnelly, the Company’s Senior Vice President, General Counsel and Secretary, and Edward J. Cooney, the Company’s Senior Vice President and Treasurer. The target bonus amount under the Plan for Mr. Clarke is 100% of annual base salary as in effect on December 31, 2012, and for each of Messrs. Hall, Donnelly and Cooney the target bonus is 75% of the executive’s respective annual base salary as in effect for December 31, 2012. The actual amount of an executive’s bonus will be determined based on the achievement of Company and individual performance goals. The Company performance goal is based on the Company’s “Consolidated Cash Flow” as defined in the Company’s 8.5% Senior Notes due 2021 (“Adjusted EBITDA”) and 70% of the bonus will be based on the Company’s achievement of the Adjusted EBITDA goals established by the Board. A participant in the 2012 Plan is eligible to earn up to 200% of the portion of the bonus that is based on the Company’s achievement of the Adjusted EBITDA goal if 120% of such goal is attained. The Compensation Committee will establish individual performance goals for each Plan participant, and 30% of the bonus will be based on the executive’s achievement of his personal goals. No bonus will be paid under the Plan if Adjusted EBITDA for fiscal year 2012 is below a certain minimum amount established by the Board.
The above summary is subject to, and qualified in its entirety by, the terms of the Plan, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

ITEM 7.01 REGULATION FD DISCLOSURE.
On December 20, 2011, the Company issued a press release announcing:
•	the departure of J. David Smith as Interim Chief Executive Officer of the Company and

•	the appointment of Michel J. Clarke as President and Chief Executive Officer of the Company.
The full text of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.
(d) Exhibits
10.1	Employment Agreement made and entered into December 16, 2011 by and between Nortek, Inc. and Michael J. Clarke.

10.2	Nortek, Inc. 2012 Short-Term Cash Incentive Plan for Nortek Executives (under the Nortek, Inc. 2009 Omnibus Incentive Plan).

99.1	Press Release of Nortek, Inc. dated December 20, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK, INC.
By:	/s/ Edward J. Cooney
	Name:	Edward J. Cooney
	Title:	Senior Vice President and Treasurer

Date: December 20, 2011

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

10.1	Employment Agreement made and entered into December 16, 2011 by and between Nortek, Inc. and Michael J. Clarke.

10.2	Nortek, Inc. 2012 Short-Term Cash Incentive Plan for Nortek Executives (under the Nortek, Inc. 2009 Omnibus Incentive Plan).

99.1	Press Release of Nortek, Inc. dated December 20, 2011.

Exhibit 10.1
Execution Version
EMPLOYMENT AGREEMENT
     This EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into this 16th day of December, 2011 by and between Michael J. Clarke (the “Executive”) and Nortek, Inc., a Delaware corporation (the “Company”). This Agreement shall be effective as the 30th day of December, 2011 (the “Effective Date”).
     WHEREAS, the Company desires to employ the Executive and the Executive desires to be employed on the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree:
     1. Employment. Subject to the terms and conditions set forth in this Agreement, the Company hereby offers and the Executive hereby accepts employment.
     2. Term. Subject to earlier termination as hereinafter provided, the Executive’s employment shall be for an initial term of three years commencing on the Effective Date. Commencing on the third anniversary of the Effective Date and on each succeeding anniversary of the Effective Date thereafter (each such anniversary date shall hereinafter be referred to as the “Renewal Date”), unless previously terminated, the term of the Executive’s employment shall be automatically extended for one additional year, unless at least thirty (30) days prior to any Renewal Date, the Company or the Executive shall give notice to the other party that the Executive’s employment hereunder shall not be so extended. The term of the Executive’s employment hereunder as from time to time extended or renewed is hereafter referred to as the “Term.”
     3. Capacity and Performance.
     (a) During the Term, the Executive shall serve as Chief Executive Officer of the Company. He shall be employed by the Company on a full-time basis and shall perform the duties and responsibilities of his position and such other duties and responsibilities on behalf of the Company and its Affiliates, consistent with his position as Chief Executive Officer, as reasonably may be designated from time to time by the Board of Directors of the Company (the “Board”) or its designees. In addition, and without further compensation, the Executive shall serve as a director and/or officer of one or more of the Company’s Affiliates if so elected or appointed from time to time.
     (b) During the Term, the Executive shall devote his full business time and his best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company and its Affiliates and to the discharge of his duties and responsibilities hereunder. The Executive shall not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the Term, except as may be expressly approved in advance by the Board or its designee in writing; provided, however, that the Executive may without advance consent engage in charitable activities and personal investment activities, provided that such activities do not, individually or in the aggregate, interfere with the performance of

Executive’s duties under this Agreement and are not in conflict with the business interests of the Company or its Affiliates or otherwise violative of Sections 7, 8 or 9 of this Agreement.
     4. Compensation and Benefits. As compensation for all services performed by the Executive hereunder during the Term, and subject to performance of the Executive’s duties and of the obligations of the Executive to the Company and its Affiliates, pursuant to this Agreement or otherwise:
     (a) Base Salary. During the Term, the Company shall pay the Executive an annualized base salary of $925,000, subject to annual review for increase in the discretion of the Board, payable in accordance with the normal payroll practices of the Company for its executives (“Base Salary”).
     (b) Signing Bonus; Retention Bonus.
     (i) Within fifteen days (15) following the Effective Date, the Company shall pay to the Executive a one-time signing bonus (the “Signing Bonus”) in an amount equal to $500,000.
     (ii) On the first anniversary of the Effective Date, the Executive shall be paid a one-time bonus of $500,000 (the “Retention Bonus”), subject to his remaining continuously employed by the Company through such date. Notwithstanding the foregoing, in the event that the Executive terminates his employment for Good Reason or his employment is terminated by the Company without Cause or due to the Executive’s disability (as defined in Section 5(b) below) or due to his death, in each case, prior to the first anniversary of the Effective Date, the Company shall pay the Executive (or his Designated Beneficiary (as defined below) or estate, if applicable) the Retention Bonus on a date that is the sixtieth (60th) day following the date his employment terminates; provided, however, that any obligation of the Company to pay the Retention Bonus upon the Executive’s termination of employment under this subsection (ii) is conditioned on the Executive’s (or his Designated Beneficiary or estate, if applicable) signing and returning a timely and effective Release of Claims (as defined below) in a manner set forth in Section 5(d) of this Agreement.
     (c) Annual Bonus Compensation. For each full fiscal year completed during the Term, the Executive shall be entitled to receive an annual bonus (the “Annual Bonus”) on the following terms and conditions. The Annual Bonus shall be determined under, and subject to, the terms of the Company’s short-term incentive plan for its executives generally, as in effect from time to time (the “Bonus Plan”). The Executive’s target Annual Bonus (“Target Bonus”) shall be equal to one-hundred percent (100%) of the Base Salary, with the actual amount of the Annual Bonus, if any, to be based on the attainment of pre-established performance goals as determined by the Board or the Compensation Committee of the Board (the “Compensation Committee”) in accordance with the terms of the Bonus Plan. Notwithstanding the foregoing, for the 2012 fiscal year, the payout level for the Executive under the Bonus Plan will be guaranteed at fifty percent (50%) of the Base Salary. Under the Bonus Plan currently in effect, which is subject to change from time to time, seventy percent (70%) of the Annual Bonus is based on the achievement of an adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization) performance goal (the “EBITDA Bonus”). Under the Bonus Plan currently in effect, which is subject to change from time to time, participants are entitled to receive a 50% payout of their EBITDA Bonus if EBITDA is 85% of the EBITDA target established for the year (the “EBITDA Target”), increasing linearly to a 100% payout of their EBITDA Bonus if EBITDA equals the EBITDA Target, and further increasing linearly to a 200% payout of their EBITDA Bonus if EBITDA is equal to or greater than 120% of the EBITDA Target. Additionally, under the Bonus Plan currently in effect, which is subject to change from time to time, thirty percent (30%) of the Annual Bonus is based on the achievement of individual performance goals, as determined by the Board or the Compensation Committee, provided that adjusted EBITDA is greater than a minimum threshold. Any bonus due to the Executive hereunder shall be paid in the time and manner set forth in the Bonus Plan.
     (d) Equity Compensation.
     (i) On or promptly following the Effective Date, subject to the receipt of any required Board or Compensation Committee approval, the Company shall grant to the Executive an option to purchase 200,000 shares of Common Stock (the “Option”). The Option shall be granted under the Company’s 2009 Omnibus Incentive Plan (as amended from time to time, the “EIP”). The Option will vest in equal installments on each of the first five (5) anniversaries of its date of grant, subject to the Executive remaining continuously employed by the Company through each such date. The Option shall be subject to the terms of the EIP and the award agreement evidencing such Option. For purposes of this Agreement, “Common Stock” means common stock of the Company, par value $0.01 per share.
     (ii) On or promptly following the Effective Date, subject to the receipt of any required Board or Compensation Committee approval, the Company shall grant to the Executive 50,000 shares of restricted Common Stock (the “Time-Based Restricted Stock Grant”). The Time-Based Restricted Stock Grant will be subject to the terms of the EIP and the restricted stock award agreement evidencing such grant. The Time-Based Restricted Stock Grant will vest in equal installments on each of the first five (5) anniversaries of its date of grant, subject to the Executive remaining continuously employed by the Company through each such date.
     (iii) On or promptly following the Effective Date, subject to the receipt of any required Board or Compensation Committee approval, the Company shall grant to Executive 100,000 shares of restricted Common Stock (the “Performance-Based Restricted Stock Grant”). The Performance-Based Restricted Stock Grant will vest in five (5) annual installments, subject to the attainment of performance goals as established and determined by the Board or the Compensation Committee and further subject to the Executive remaining continuously employed by the Company through each applicable vesting date. The vesting date shall occur, with respect to each subject fiscal year, on the date the Board or the Compensation Committee determines, upon receipt of audited financial statements for such fiscal year, whether the performance goals have been satisfied. Subject to the attainment of performance goals, the Executive shall be eligible to vest in 0% to 100% of the number of shares of restricted Common Stock underlying the Performance-Based Restricted Stock Grant, with target performance resulting in the vesting of 50% of the shares underlying such grant.
     (iv) Future Equity Awards. The Executive shall be eligible to be considered for the grant of additional annual equity awards during the Term, beginning in fiscal year 2013, in the sole discretion of, and in a form and amount determined by, the Board or the Compensation Committee. The annual target grant date award value of any such future award is expected to be approximately $1,000,000; provided, however, that nothing herein shall be deemed to be, nor construed as, a commitment or obligation by the Company to make any additional equity or equity-based awards in any specified amount to the Executive or to have the Executive remain in the Company’s employ. Any such equity awards shall be subject to the receipt of any required shareholder, Board or Compensation Committee approvals, the terms of the EIP or the Company’s equity incentive plan as then in effect and the award agreement evidencing such award.
     (v) Acceleration. In the event of a Change in Control (as defined in the EIP), upon such Change in Control, in all cases, to the extent then outstanding in accordance with the terms of the applicable award agreements evidencing such awards, the vesting of the Option and the Time-Based Restricted Stock Grant to be granted to Executive pursuant to Sections 4(d)(i) and 4(d)(ii) above will accelerate in full and fifty percent (50%) of the then unvested portion of the Performance-Based Restricted Stock Grant to be granted to Executive pursuant to Section 4(d)(iii) above will accelerate.
     (e) Vacations. During the Term, the Executive shall be entitled to four (4) weeks of vacation per annum (pro-rated for partial years), to be taken at such times and intervals as shall be determined by the Executive, subject to the reasonable business needs of the Company. Vacation shall otherwise be governed by the policies of the Company, as in effect from time to time.
     (f) Other Benefits. During the Term and subject to any contribution therefor generally required of employees of the Company, the Executive shall be entitled to participate in any and all employee benefit plans from time to time in effect for senior executive officers of the Company generally, except to the extent such plans or benefits are otherwise expressly provided to the Executive (e.g., a severance pay plan). Such participation shall be subject to (i) the terms of the applicable plan documents, (ii) generally applicable Company policies and (iii) the discretion of the Board or any administrative or other committee provided for in or contemplated by such plan (the “Employee Benefit Plans”). The Company may prospectively alter, modify, add to or terminate its Employee Benefit Plans at any time as it, in its sole judgment, determines to be appropriate, without recourse by the Executive.

     (g) Relocation Expenses. The Executive agrees to relocate from his current residence in California to a location that is a reasonable commuting distance from the Company’s principal executive offices in Providence, Rhode Island (the “New Residence”) by December 31, 2012. The Company shall make available to the Executive relocation assistance through a professional relocation service provider. In addition, the Company shall pay or reimburse the Executive for his reasonable costs, up to a maximum amount of $150,000, incurred in connection with relocating to the New Residence, subject to such reasonable substantiation and documentation as may be specified by the Board or Company policy from time to time, and provided such relocation is completed not later than December 31, 2012. Such permitted payments or reimbursements, if any, shall include (i) any penalty fee incurred by the Executive in connection with cancelling the lease on his current residence, (ii) temporary housing for the Executive and his immediate family through December 31, 2012, (iii) upon the Executive’s children’s enrollment at a school near the New Residence, the reasonable cost of tuition fees for each child under the age of eighteen (18) through June 30, 2012, provided such child is in a grade of kindergarten through twelfth (12th) grade, (iv) four (4) house hunting or school selection trips, including roundtrip airline tickets for the Executive and his immediate family, and (v) transportation and storage of household goods and motor vehicles. The Company shall also provide the Executive with a tax gross-up for applicable federal, state and local taxes paid by the Executive in connection with the allowance provided under this subsection (g). This gross-up payment shall be paid no later than April 15th of the year following the year to which such taxable income relates.
     (h) Tax Preparation. The Company shall pay or reimburse the Executive for the reasonable cost of tax preparation services incurred by Executive in connection with the preparation of his personal income tax returns, subject to such reasonable substantiation and documentation as may be specified by the Board or Company policy from time to time.
     (i) Business Expenses. The Company shall pay or reimburse the Executive for reasonable, customary and necessary business expenses incurred or paid by the Executive in the performance of his duties and responsibilities hereunder, subject to applicable Company policies and such reasonable substantiation and documentation as may be specified by the Board or Company policy from time to time.
     (j) Timing of Payments. Any payments or reimbursements under Sections 4(g), 4(h) or 4(i) shall be made within thirty (30) days after submission of written documentation substantiating such expenses, in a form reasonably acceptable to the Company. Any payments or reimbursements provided for under this Agreement that would constitute nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), shall be subject to the following additional rules: (i) no reimbursement of any such expense shall affect the Executive’s right to reimbursement of any such expense in any other taxable year, (ii) reimbursement of the expense shall be made, if at all, promptly, but not later than the end of the calendar year following the calendar year in which the expense was incurred, and (iii) the right to reimbursement shall not be subject to liquidation or exchange for any other benefit.

     5. Termination of Employment and Severance Pay. The Executive’s employment hereunder shall terminate under the following circumstances:
     (a) Death. In the event of the Executive’s death during the Term, the date of death shall be the date of termination of the Executive’s employment, and the Company shall pay or provide to the Executive’s Designated Beneficiary or, if no beneficiary has been designated by the Executive in a notice received by the Company, to his estate: (i) any Base Salary earned but not paid through the date of termination; (ii) pay for any vacation time earned but not used through the date of termination; (iii) any bonus compensation awarded for the fiscal year preceding that in which termination occurs, but unpaid on the date of termination; (iv) any amounts accrued and payable under any Employee Benefit Plan pursuant to Section 4(f) above; (v) any tax gross-up payment owed under Section 4(g) above with respect to the period prior to the date of termination that is unpaid on such date; (vi) any unpaid or unreimbursed expenses pursuant to Sections 4(g), 4(h) or 4(i) incurred by the Executive but unreimbursed on the date of termination, provided that such expenses and required substantiation and documentation are submitted within sixty (60) days following termination and that any business expenses incurred pursuant to Section 4(i) are reimbursable under Company policy (all of the foregoing, payable subject to the timing limitations described herein, “Final Compensation”); (vii) a pro rata portion of the Annual Bonus for the year in which such termination occurs, pro-rated based on the number of days the Executive was employed during such year prior to the date of termination, which bonus shall be determined based on actual Company performance for the full year in which such termination occurs (it being understood that if any portion of the Annual Bonus is based on the attainment of individual performance goals, for purposes of determining the amount of the pro-rata bonus, 100% of the bonus shall be deemed to be based on attainment of Company performance goals) (the “Pro-Rata Bonus”); and (vii) if the Executive’s employment is terminated prior to the first anniversary of the Effective Date, the Retention Bonus, which shall be paid in accordance with the terms of Section 4(b)(ii) of this Agreement. The Company shall have no further obligation or liability to the Executive. The Pro-Rata Bonus shall be paid at the same time that bonuses under the Bonus Plan are paid to active employees in accordance with Section 4(c) of this Agreement. Other than the tax gross-up described in Section 5(a)(v) herein, which shall be paid at the time provided in Section 4(g) above, the expenses described in Section 5(a)(vi) herein, which shall be paid at the time provided in Section 4(j), and any bonus described in Sections 5(a)(iii), which shall be paid at the time provided in Section 4(c), Final Compensation shall be paid to the Executive’s Designated Beneficiary or estate, as applicable, within thirty (30) days following the date of death.
     (b) Disability.
     (i) The Company may terminate the Executive’s employment hereunder, upon notice to the Executive, in the event that the Executive becomes disabled during his employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder (notwithstanding the provision of any reasonable accommodation) for one hundred eighty (180) days during any period of three hundred and sixty-five (365) consecutive calendar days. A termination on account of disability shall be treated in the same manner as a termination due to the Executive’s death, provided that references to Designated Beneficiary shall refer to the Executive or his personal representative, as applicable.
     (ii) The Board may designate another employee to act in the Executive’s place during any period of the Executive’s disability. Notwithstanding any such designation, the Executive shall continue to receive the Base Salary in accordance with Section 4(a) and to participate in Employee Benefit Plans in accordance with Section 4(f), to the extent permitted by the then-current terms of the applicable Employee Benefit Plans, until the Executive becomes eligible for disability income benefits under the Company’s disability income plan, if any, or until the termination of his employment, whichever shall first occur. While receiving disability income payments under the Company’s disability income plan, the Executive shall not be entitled to receive any Base Salary under Section 4(a) hereof, but shall continue to participate in the Employee Benefit Plans in accordance with Section 4(f) and the then-current terms of such plans, until the termination of his employment hereunder.
     (iii) If any question shall arise as to whether during any period the Executive is disabled through any illness, injury, accident or condition of either a physical or psychological nature so as to be unable to perform substantially all of his duties and responsibilities hereunder, the Executive may, and at the request of the Company shall, submit to a medical examination by a physician selected by the Company, to determine whether the Executive is so disabled and such determination shall for the purposes of this Agreement be conclusive. If such question shall arise and the Executive shall fail to submit to such medical examination, the Company’s determination of the issue shall be binding on the Executive.
     (c) By the Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause at any time upon notice to the Executive setting forth in reasonable detail the nature of such Cause. The following shall constitute Cause for termination:
     (i) other than the result of disability, the Executive’s willful failure to perform, or gross negligence in the performance of, the Executive’s material duties and responsibilities to the Company or any of its Affiliates, which failure or neglect, if susceptible of cure, remains uncured or continues or recurs fourteen (14) days after the Executive receives written notice from the Company specifying in reasonable detail the nature of such failure or neglect;
     (ii) the Executive’s material breach of any of the terms of this Agreement or any other agreement with the Company or any of its Affiliates, which breach, if susceptible of cure, remains uncured or continues or recurs fourteen (14) days after the Executive receives written notice from the Company specifying in reasonable detail the nature of such breach;

     (iii) the Executive’s indictment for or charge of a felony or other crime involving moral turpitude; or
     (iv) the Executive’s engaging in illegal misconduct or gross misconduct that is materially harmful to the Company or its Affiliates.
Upon the giving of notice of termination of the Executive’s employment hereunder for Cause, the Company shall have no further obligation to the Executive, other than for Final Compensation. Other than the tax gross-up described in Section 5(a)(v) herein, which shall be paid at the time provided in Section 4(h) above, the expenses described in Section 5(a)(vi), which shall be paid at the time provided in Section 4(j), and any bonus described in Section 5(a)(iii), which shall be paid at the time provided in Section 4(c), Final Compensation shall be paid to the Executive within sixty (60) days following the date of termination of employment.
     (d) By the Company Other Than for Cause. The Company may terminate the Executive’s employment hereunder other than for Cause at any time upon notice to the Executive. A termination of the Executive’s employment that occurs on the last day of the Term following the Company’s notice to the Executive of non-renewal of the Term under Section 2 hereof shall be treated as a termination by the Company other than for Cause. In the event of such termination, in addition to any Final Compensation due to the Executive, (i) the Company will pay the Executive severance pay, at the same rate as the Base Salary in effect on the date of termination, for a period of twenty-four (24) months following the date of termination of his employment (the “Severance Pay”); (ii) if the Executive’s employment is terminated prior to the first anniversary of the Effective Date, the Executive shall be entitled to receive the Retention Bonus in accordance with the terms of Section 4(b)(ii) of this Agreement; and (iii) if the Executive timely elects COBRA continuation coverage, the Company will pay the full amount of Executive’s monthly COBRA premiums for the eighteen (18)-month period commencing on the day after the date of termination, such payments to be made on a monthly basis within ten (10) days of the first day of each month, to the extent permitted under the terms of the Company’s medical plan and to the extent the making of such payments would not violate, or result in any penalty or fine to the Company, under applicable law (the “Health Care Coverage”). Other than the tax gross-up described in Section 5(a)(v) herein, which shall be paid at the time provided in Section 4(g) above, the expenses described in Section 5(a)(vi), which shall be paid at the time provided in Section 4(j), and any bonus described in Section 5(a)(iii), which shall be paid at the time provided in Section 4(c), Final Compensation shall be paid to the Executive within sixty (60) days following the date of termination of employment. Any obligation of the Company to provide the Severance Pay or Health Care Coverage is conditioned, however, on the Executive signing and returning to the Company (without revoking) a timely and effective separation agreement containing a release of claims and other customary terms in the form provided by the Company by the deadline specified therein, which in all events shall be no later than the sixtieth (60th) day following the date of termination (any such release submitted by such deadline, the “Release of Claims”) and on the Executive’s continued compliance with the obligations of the Executive to the Company and its Affiliates that survive termination of his employment, including without limitation under Sections 7, 8 and 9 of this Agreement. All Severance Pay to which the Executive is entitled hereunder shall be in the form of salary continuation, payable in accordance with the normal payroll practices of the Company for its executives, with the first payment, which shall be retroactive to the day immediately following the date the Executive’s employment terminated, being due and payable on the Company’s next regular payday for executives that follows the expiration of sixty (60) calendar days from the date the Executive’s employment terminates. The Release of Claims required for separation benefits in accordance with Section 4(b)(ii), this Section 5(d) or Section 5(e) creates legally binding obligations on the part of the Executive and the Company therefore advises the Executive to seek the advice of an attorney before signing the Release of Claims.
     (e) By the Executive for Good Reason. The Executive may terminate his employment hereunder for Good Reason by (i) providing notice to the Company specifying in reasonable detail the condition giving rise to the Good Reason no later than the thirtieth (30th) day following the occurrence of that condition; (ii) providing the Company a period of fourteen (14) days to remedy the condition and so specifying in the notice and (iii) terminating his employment for Good Reason within thirty (30) days following the expiration of the period to remedy if the Company fails to remedy the condition. The following, if occurring without the Executive’s consent, shall constitute “Good Reason” for termination by the Executive: (a) any reduction of Executive’s Base Salary or Target Bonus percentage; (b) failure to pay the Executive’s Base Salary in accordance with the terms of this Agreement or failure to pay the Annual Bonus to the extent due and payable under the Bonus Plan, in either case, which failure to pay continues for more than two (2) weeks; (c) a material diminution of Executive’s position, authority, duties or responsibilities; (d) relocation of the Company’s principal executive offices, or any event that causes Executive to have his principal place of work changed, to any location greater than fifty (50) miles from Providence, Rhode Island, other than to Boston, Massachusetts; and (e) any other material breach of this Agreement by the Company. A termination of employment by the Executive under this Section 5(e) shall be treated as a termination by the Company other than for Cause under Section 5(d) above; provided that the Executive satisfies all conditions to such entitlement as set forth in Section 5(d), including, without limitation, the signing of an effective Release of Claims.
     (f) By the Executive Without Good Reason. The Executive may terminate his employment hereunder at any time upon thirty (30) days’ prior written notice to the Company. In the event of termination of the Executive’s employment pursuant to this Section 5(f), the Board may elect to waive the period of notice, or any portion thereof, and, if the Board so elects, the Company will pay the Executive his Base Salary for the notice period (or for any remaining portion of the period). The Company shall also pay the Executive the Final Compensation (other than the tax gross-up described in Section 5(a)(v) herein, which shall be paid at the time provided in Section 4(g) above, the expenses described in Section 5(a)(vi), which shall be paid at the time provided in Section 4(j), and any bonus described in Section 5(a)(iii), which shall be paid at the time provided in Section 4(c)) in a lump sum within sixty (60) days following the date of the termination of employment. A termination of the Executive’s employment that occurs by reason of the Executive’s notice to the Company of non-renewal of the Term under Section 2 hereof will be treated as a termination by the Executive without Good Reason.
     (g) Timing of Payments and Section 409A.
     (i) Notwithstanding anything to the contrary in this Agreement, if at the time of the Executive’s termination of employment, the Executive is a “specified employee,” as defined below, any and all amounts payable under this Agreement on account of such separation from service that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six (6) month period or, if earlier, upon the Executive’s death; except (A) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Treasury regulation Section 1.409A-1(b) (including without limitation by reason of the safe harbor set forth in Section 1.409A-1(b)(9)(iii), as determined by the Company in its reasonable good faith discretion); (B) benefits which qualify as excepted welfare benefits pursuant to Treasury regulation Section 1.409A-1(a)(5); or (C) other amounts or benefits that are not subject to the requirements of Section 409A.
     (ii) For purposes of this Agreement, all references to “termination of employment” and correlative phrases shall be construed to require a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury regulations after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Treasury regulation Section 1.409A-1(i).
     (iii) Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.
     (h) Post-Agreement Employment. In the event the Executive remains in the employ of the Company or any of its Affiliates following the termination of this Agreement, then such employment shall be at will on terms to be determined by the Board or its designee.
     (i) Exclusive Right to Severance. The Executive’s right to severance payments and benefits upon termination of employment shall be as expressly set forth in this Agreement. In no event shall the Executive participate in, or receive benefits under, any other plan, program or policy of the Company providing for severance or termination pay or benefits.
     6. Effect of Termination. The provisions of this Section 6 shall apply to any termination of the Executive’s employment under this Agreement.
     (a) Provision by the Company of Final Compensation, Severance Pay, Pro-Rata Bonus and Health Care Coverage, if any, and the Retention Bonus, if applicable, that are due to the Executive in each case under the applicable termination provision of Section 5 shall constitute the entire obligation of the Company to the Executive.

     (b) Except for any right of the Executive to continue medical and dental plan participation in accordance with applicable law and the Health Care Coverage, if applicable under Section 5, the Executive’s participation in all Employee Benefit Plans shall be determined pursuant to the terms of the applicable plan documents based on the date of termination of the Executive’s employment without regard to any continuation of Base Salary or other payment to or on behalf of the Executive following such date of termination. The Executive shall be entitled to retain any then vested benefits under the Employee Benefit Plans in accordance with the terms of such plans.
     (c) Provisions of this Agreement shall survive any termination of the Executive’s employment if so provided herein or if necessary or desirable fully to accomplish the purposes of other surviving provisions, including without limitation the obligations of the Executive under Sections 7, 8 and 9 hereof. The obligation of the Company to provide Severance Pay hereunder, and the Executive’s right to retain such payments, is expressly conditioned on the Executive’s continued full performance in accordance with Sections 7, 8 and 9 hereof.
     7. Confidential Information.
     (a) The Executive acknowledges that the Company and its Affiliates continually develop Confidential Information, that the Executive may develop Confidential Information for the Company or its Affiliates and that the Executive may learn of Confidential Information during the course of employment. The Executive agrees that all Confidential Information which the Executive creates or to which he has access as a result of his employment or service with the Company or any of its Affiliates is and shall remain the sole and exclusive property of the Company or its Affiliate, as applicable. The Executive shall comply with the policies and procedures of the Company and its Affiliates for protecting Confidential Information and shall never disclose to any Person (except as required by applicable law or for the proper performance of his duties and responsibilities to the Company and its Affiliates), or use for his own benefit or gain or the benefit or gain of any other Person, any Confidential Information obtained by the Executive incident to his employment or service with the Company or any of its Affiliates. The Executive understands that this restriction shall continue to apply after his employment terminates, regardless of the reason for such termination. Further, the Executive agrees to furnish prompt notice to the Company of any required disclosure of Confidential Information sought pursuant to subpoena, court order or any other legal process or requirement, and agrees to provide the Company a reasonable opportunity to seek protection of the Confidential Information prior to any such disclosure. The confidentiality obligation under this Section 7 shall not apply to information that has become generally known through no wrongful act on the part of the Executive or any other Person having an obligation of confidentiality to the Company or any of its Affiliates.
     (b) All documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of the Company or any of its Affiliates and any copies or derivatives (including without limitation electronic), in whole or in part, thereof (the “Documents”), whether or not prepared by the Executive, shall be the sole and exclusive property of the Company and its Affiliates. Except as required for the proper performance of the Executive’s regular duties for the Company or as expressly authorized in writing in advance by the Board or its expressly authorized designee, the Executive will not copy any Documents or remove any Documents or copies or derivatives thereof from the premises of the Company. The Executive shall safeguard all Documents and shall surrender to the Company at the time his employment terminates, and at such earlier time or times as the Board or its designee may specify, all Documents and other property of the Company or any of its Affiliates and all documents, records and files of the customers and other Persons with whom the Company or any of its Affiliates does business (“Third-Party Documents”) and each individually a “Third-Party Document”) then in the Executive’s possession or control; provided, however, that if a Document or Third-Party Document is on electronic media, the Executive may, in lieu of surrendering the Document or Third-Party Document, provide a copy to the Company on electronic media and delete and overwrite all other electronic media copies thereof. The Executive also agrees that, upon request of any duly authorized officer of the Company, the Executive shall disclose all passwords and passcodes necessary or desirable to enable the Company or any of its Affiliates or the Persons with whom the Company or any of its Affiliates do business to obtain access to the Documents and Third-Party Documents.
     8. Assignment of Rights to Intellectual Property. The Executive shall promptly and fully disclose all Intellectual Property to the Company. The Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) the Executive’s full right, title and interest in and to all Intellectual Property. The Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including without limitation the execution and delivery of instruments of further assurance or confirmation) requested by the Company to assign the Intellectual Property to the Company and to permit the Company to enforce any patents, copyrights or other proprietary rights to the Intellectual Property. The Executive will not charge the Company for time spent in complying with these obligations. All copyrightable works that the Executive creates shall be considered “work made for hire” and shall, upon creation, be owned exclusively by the Company.
     9. Restricted Activities. The Executive agrees that the following restrictions on his activities during and after his employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company and its Affiliates.
     (a) While the Executive is employed by the Company and for a period of twenty-four (24) months after his employment terminates, regardless of the basis or timing of that termination (the “Non-Competition Period”), the Executive shall not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, compete with the business that the Company or any of its Affiliates conducts or conducted at any time during the Executive’s employment or which the Company or any of its Affiliates is actively engaged in planning to conduct at the time of the Executive’s termination of employment (collectively, the “Business”) within any state of the United States or any country in which the Company or its Affiliates conducts or, at the time of the Executive’s termination of employment, is actively engaged in planning to conduct the Business. Executive further agrees not to work or provide services, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, to any Person who is engaged in the Business. The foregoing, however, shall not prevent the Executive’s passive ownership of two percent (2%) or less of the equity securities of any publicly traded company.
     (b) The Executive agrees that during his employment and during the Non-Competition Period, the Executive will not hire or attempt to hire any person employed by the Company or any of its Affiliates during the 24-month period prior to the termination of Executive’s employment, assist such a hiring by any other person or entity, encourage any such employee to terminate his relationship with the Company (or any Affiliate) or solicit or encourage any independent contractor, customer or vendor of the Company to terminate or reduce its relationship with the Company. Nothing herein, however, shall prohibit the Executive from soliciting business from customers or suppliers of the Company not otherwise in violation of this Agreement.
     10. Notification Requirement. Until the conclusion of the Non-Competition Period, the Executive shall give notice to the Company within 5 business days of undertaking an activity related to or involving the Business. Such notice shall state the name and address of the Person for whom such activity is undertaken and the nature of the Executive’s business relationship(s) and position(s) with such Person. The Executive shall provide the Company with such other pertinent information concerning such business activity as the Company may reasonably request in order to determine the Executive’s continued compliance with his obligations under Sections 7, 8 and 9 hereof.
     11. Enforcement of Covenants. The Executive acknowledges that he has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon him pursuant to Sections 7, 8 and 9 hereof. The Executive agrees without reservation that each of the restraints contained herein is necessary for the reasonable and proper protection of the goodwill, Confidential Information and other legitimate interests of the Company and its Affiliates; that each and every one of these restraints is reasonable in respect to subject matter, length of time and geographic area; and that these restraints, individually or in the aggregate, will not prevent him from obtaining other suitable employment during the period in which the Executive is bound by them. The Executive further acknowledges that, were he to breach any of the covenants contained in Sections 7, 8 or 9 hereof, the damage to the Company would be irreparable. The Executive therefore agrees that the Company, in addition to any other remedies available to it, shall be entitled to apply for preliminary and permanent injunctive relief against any breach or threatened breach by the Executive of any of said covenants, without having to post bond, and, to the extent the Company prevails in whole or in part on any claim related to the provisions contained in Sections 7, 8 or 9 of this Agreement as determined by a court or other tribunal of competent jurisdiction, including without limitation an arbitrator, the Company will additionally be entitled to an award of attorney’s fees incurred in connection with securing any relief hereunder. The parties further agree that, in the event that any provision of Sections 7, 8 or 9 hereof shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law. The Executive agrees that the Non-Competition Period shall be tolled, and shall not run, during any period of time in which he is in violation of the terms thereof, in order that the Company and its Affiliates shall have all of the agreed-upon temporal protection recited herein. No failure of the Company to provide the Executive with the severance payments and benefits upon a termination of employment provided for under this Agreement based on the Company’s good faith belief that the Executive has breached his obligations hereunder, or any other claimed breach of contract or violation of law, or change in the nature or scope of the Executive’s employment relationship with the Company, shall operate to extinguish the Executive’s obligation to comply with Sections 7, 8 and 9 hereof.
     12. No Conflicting Agreements. The Executive hereby represents and warrants that the execution of this Agreement and the performance of his obligations hereunder will not breach or be in conflict with any other agreement to which the Executive is a party or is bound and that the Executive is not now subject to any covenants against competition or similar covenants or any other obligations to any Person or to any court order, judgment or decree that would affect the performance of his obligations hereunder. The Executive will not disclose to or use on behalf of the Company any proprietary information of a third party without such party’s consent.
     13. Indemnification. The Company shall indemnify and hold harmless the Executive from and against any damages, liabilities and expenses (including without limitation fees and expenses of counsel) incurred by Executive and provide the Executive with advancement of expenses to the fullest extent permitted by applicable law and the Amended and Restated Certificate of Incorporation of the Company. The Executive agrees to promptly notify the Company of any actual or threatened claim arising out of or as a result of his employment with the Company. The Company’s obligations under this Section 13 shall survive the termination of this Agreement to the extent provided by the Amended and Restated Certificate of Incorporation of the Company and applicable law.
     14. Definitions. Words or phrases which are initially capitalized or are within quotation marks shall have the meanings provided in this Section 14 and as provided elsewhere herein. For purposes of this Agreement, the following definitions apply:
     (a) “Affiliates” means any person or entity directly or indirectly controlling, controlled by or under common control with the Company, where control may be by either management authority or equity interest.
     (b) “Confidential Information” means any and all information of the Company and its Affiliates that is not generally known by Persons with whom they compete or do business, or with whom they plan to compete or do business, and any and all information, publicly known in whole or in part or not, which, if disclosed by the Company or any of its Affiliates, would assist in competition against them. Confidential Information includes without limitation such information relating to (i) the development, research, testing, manufacturing, marketing and financial activities of the Company and its Affiliates, (ii) the Products, (iii) the costs, sources of supply, financial performance and strategic plans of the Company and its Affiliates, (iv) the identity and special needs of the customers of the Company and its Affiliates and (v) the people and organizations with whom the Company and its Affiliates have business relationships and the nature and substance of those relationships. Confidential Information also includes information that the Company or any of its Affiliates has received, or may receive hereafter, belonging to others or that was received by the Company or any of its Affiliates with any understanding, express or implied, that it would not be disclosed.
     (c) “Designated Beneficiary” shall mean the beneficiary or beneficiaries designated by the Executive to the Company from time to time by written notice hereunder, and if no such designation is made, the Executive’s estate or personal representative
     (d) “Intellectual Property” means inventions, discoveries, developments, methods, processes, compositions, works, recipes, concepts and ideas (whether or not patentable or copyrightable or constituting trade secrets) conceived, made, created, developed or reduced to practice by the Executive (whether alone or with others, whether or not during normal business hours or on or off Company premises) during the Executive’s employment and during the period of two (2) months immediately following termination of his employment that relate to either the business or any prospective activity of the Company or any of its Affiliates or that make use of Confidential Information or any of the equipment or facilities of the Company or any of its Affiliates.
     (e) “Person” means an individual, a corporation, an association, a partnership, an estate, a trust and any other entity or organization, other than the Company or any of its Affiliates.
     (f) “Products” means all products planned, researched, developed, tested, sold, licensed, leased, or otherwise distributed or put into use by the Company or any of its Affiliates, together with all services provided or otherwise planned by the Company or any of its Affiliates, during the Executive’s employment.
     15. Withholding. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.
     16. Assignment. Neither the Company nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the consent of the Executive in the event that the Company shall hereafter effect a reorganization, consolidate with, or merge into, an Affiliate or any Person or transfer all or substantially all of its properties, stock, or assets to an Affiliate or any Person. This Agreement shall inure to the benefit of and be binding upon the Company and the Executive, and their respective successors, executors, administrators, heirs and permitted assigns.
     17. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

     18. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.
     19. Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person, consigned to a reputable national courier service or deposited in the United States mail, postage prepaid, registered or certified, and addressed to the Executive at his last known address on the books of the Company or, in the case of the Company, at its principal place of business, attention of General Counsel and Secretary, with a copy to Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199, Attention: John B. Ayer and Renata J. Ferrari or to such other address as either party may specify by notice to the other actually received.
     20. Entire Agreement. This Agreement and any other agreements specifically referred to herein, constitutes the entire agreement between the parties and supersedes and terminates all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of the Executive’s employment with the Company.
     21. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by an expressly authorized representative of the Company.
     22. Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.
     23. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.
     24. Governing Law. This is a State of Rhode Island and Providence Plantations contract and shall be construed and enforced under and be governed in all respects by the laws of the State of Rhode Island and Providence Plantations, without regard to the conflict of laws principles thereof. In the event of any alleged breach or threatened breach of this Agreement, the Executive hereby consents and submits to the jurisdiction of the federal and state courts in and of the State of Rhode Island and Providence Plantations.
[The remainder of this page has been left blank intentionally.]

     IN WITNESS WHEREOF, this Agreement, as amended and restated, has been executed as a sealed instrument by each of Company, by its duly authorized representative, and by the Executive, as of the Effective Date.

THE EXECUTIVE:		THE COMPANY:

By:	/s/ MICHAEL J. CLARKE	By:	/s/ KEVIN W. DONNELLY

	Michael J. Clarke		Name: Kevin W. Donnelly
Title: Senior Vice President, General Counsel and Secretary

Exhibit 10.2
NORTEK, INC. 2012 SHORT-TERM CASH INCENTIVE PLAN
FOR NORTEK EXECUTIVES
(Under the Nortek, Inc. 2009 Omnibus Incentive Plan)
     The purpose of this 2012 Short-Term Cash Incentive Plan for Nortek Executives (Under the Nortek, Inc. 2009 Omnibus Incentive Plan) (the “Plan”) is to provide incentives for certain executives of Nortek, Inc. (the “Company”) to achieve a sustained, high level of financial success and other measures of success for the Company. Awards under the Plan are granted pursuant to Article 10 of the Nortek, Inc. 2009 Omnibus Incentive Plan.
I. ADMINISTRATION
     The Plan will be administered by the Compensation Committee of the Board of Directors of the Company. The Compensation Committee is referred to herein as the “Committee.” The Committee may delegate to other persons administrative functions that do not involve discretion. The Committee shall have the authority to interpret this Plan, and any interpretation or decision by the Committee with regard to any questions arising under the Plan shall be final and conclusive on all participants in the Plan.
II. ELIGIBILITY; PARTICIPANTS
     The Board of Directors of the Company (the “Board”) shall select, from among those executive officers of the Company, the persons who shall participate in the Plan (the “Participants”).
III. GRANT OF AWARDS
     The term “Award” as used in the Plan means a cash award opportunity that is granted to a Participant with respect to the Company’s 2012 fiscal year. A Participant who is granted an Award shall be entitled to a payment, if any, under the Award only if all conditions to payment have been satisfied in accordance with the Plan and the terms of the Award. The Board or the Committee shall establish the Performance Goals (as defined in Section IV below) applicable to each Award and the amount or amounts that will be payable if the Performance Goals are achieved. The Committee shall establish such other terms and conditions as it deems appropriate with respect to the Award.
IV. PERFORMANCE GOALS
     As used in the Plan, the term “Performance Goals” means each of (A) the Company’s 2012 fiscal year financial performance goal as measured by Company Adjusted EBIDTA, as established by the Board (the “Adjusted EBIDTA Goal”), and (B) one or more individual, personal objectives to be achieved in fiscal year 2012 as established for each Participant by the Board (the “Personal Goals”).
     Adjusted EBITDA Goal. The Board shall establish the minimum, target and maximum Adjusted EBIDTA Goals applicable to each Award and seventy percent (70%) of each Award shall be based on the Company’s achievement of such Adjusted EBITDA Goals. The Board shall also establish an Absolute Minimum Adjusted EBITDA amount, below which no Award under the Plan, with respect to either Performance Goal, shall be paid.
     Personal Goals. With respect to Personal Goals, the Board shall, in its sole discretion, establish a list of objectives for each Participant and assign a percentage to each, with the assigned percentages totaling 30% (i.e., thirty percent (30%) of each Award shall be based on the Participant’s achievement of his Personal Goals).
V. AMOUNT PAYABLE UNDER AWARDS
     At such time as the Company’s 2012 audited financial statements are approved by the Audit Committee of the Board, the Committee, in its good faith judgment, shall determine whether and to what extent, if at all, the Performance Goals applicable to each Award granted for such fiscal year have been satisfied, including, but not limited to, the percentage achievement of the Adjusted EBITDA Goal based upon the Company’s actual 2012 Adjusted EBITDA. The Committee shall then determine the actual payment, if any, under each Award, by multiplying the percentage assigned to each Performance Goal by the Participant’s target bonus, as established by the Board (the “Target Bonus”). Appendix A sets forth the principles the Committee will use in determining the actual payment, if any, under each Award.
VI. PAYMENT UNDER AWARDS
     A Participant’s right to payment will be treated as having vested if the Participant is employed by the Company or one of its subsidiaries on December 31, 2012. If the Participant is not employed by the Company or one of its subsidiaries on December 31, 2012, then any Award granted to such Participant under the Plan will be immediately forfeited upon the Participant’s termination of employment, without payment. All vested payments under the Plan will be made prior to March 15, 2013.
VII. MISCELLANEOUS
     (a) All payments under the Plan shall be subject to reduction for applicable tax and other legally or contractually required withholdings.
     (b) The Committee may amend the Plan at any time and from time to time; provided, however, that no such amendment shall adversely affect an Award granted to a Participant without such Participant’s prior written consent.
     (c) Payments hereunder are intended to fall under the short-term deferral exception to Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, and shall be construed and administered accordingly.
     (d) No person shall have any claim or right to be granted an Award, nor shall the selection for participation in the Plan for the Company’s 2012 fiscal year be construed as giving a Participant the right to be retained in the employ of the Company for that period or for any other period.

Exhibit 99.1
   NEWS

CONTACT:	Edward J. Cooney, Sr. Vice President and Treasurer
(401) 751-1600

RELEASE:	IMMEDIATE
NORTEK APPOINTS MICHAEL J. CLARKE AS PRESIDENT AND CHIEF
EXECUTIVE OFFICER
New CEO Brings Extensive Experience as Head of Fast
Growing, Multi-Billion Dollar Division

PROVIDENCE, RI, December 20, 2011—Nortek, Inc. (“Nortek”) (NASDAQ:NTK), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products, announced today that it has appointed Michael J. Clarke as its President and Chief Executive Officer (“CEO”) effective December 30, 2011. He will also become a member of the Nortek Board of Directors. As previously announced, Nortek began an extensive search process to replace longtime CEO Richard Bready upon his retirement. The Board of Directors selected Mr. Clarke based on his 25 years of relevant experience driving growth in both revenue and profitability within the technology and industrial sectors. He most recently served as Group President, Integrated Network Solutions at Flextronics International, Ltd., a publicly traded, global leader in providing design and electronics manufacturing services to a wide range of end markets. Interim CEO J. David Smith will return to his role as a member of Nortek’s Board of Directors.
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NORTEK, INC. 50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND 02903-2360, 401-751-1600 FAX 401-751-4610

“The Board is very encouraged by the outlook for Nortek as our extensive review of our business plan is well underway and we have successfully recruited Michael as CEO. We feel that his experience and leadership will help us to realize our growth plan,” said Mr. Smith. “We were attracted to Michael because he has demonstrated a long track record of expanding several manufacturing divisions through multiple market cycles. The Board also felt that his experience in a broad array of sectors relevant to our business, as well as his proven ability to motivate, retain and develop talent would be important to Nortek and its stakeholders.”
“I am excited to join the Nortek team, and to build upon its long history of developing innovative home and commercial ventilation, HVAC and technology products, providing superior customer service and fostering a dynamic corporate culture,” said Mr. Clarke. “As I join Nortek, I see significant opportunities to grow our businesses and capitalize on our superior products, customer service and people.”
Mr. Clarke has more than 25 years of senior executive, business development and hands-on operational experience managing global companies in a myriad of industries including electronics, telecommunications, industrial, aerospace and automotive. For the past six years, Mr. Clarke served as a senior executive at Singapore-based Flextronics International, Ltd. Prior to this position, Mr. Clarke
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has held progressively senior executive positions in companies such as Sanmina-SCI Corporation, Devtek Corporation and Hawker Siddeley. Mr. Clarke was educated in mechanical engineering at Bradford Polytechnic in England. He has worked in various parts of the world including Canada, South Africa and England.
ABOUT NORTEK
Nortek* is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products. Nortek offers a broad array of products, including: range hoods, bath fans, indoor air quality systems, heating and air conditioning systems, and technology offerings, including audio, video, access control, security, and digital display mounting and mobility products.
*As used herein, the term “Nortek” refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, these statements can be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “intend,” “may,” “plan,” “potential,” “project,” “should,” or “would” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on Nortek’s current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements, including statements relating to Nortek’s new President and Chief Executive Officer. Important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, Nortek’s ability to retain members of its management team, prices, and product and warranty liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission including the description of “risk factors” set forth under IA in our annual report on Form 10-K, as updated on subsequent quarterly reports on Form 10-Q.
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